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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67608

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HARDT Group Investor Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Park Avenue, Suite 1550
(No. and Street)

New York (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jim Williams (415) 492- 8975
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Matthews & Co, LLP
(Name – *if individual, state last, first, middle name*)

270 Madison Ave, 16th Floor, (Address) New York (City) NY (State) 10016 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

K
3/17

OATH OR AFFIRMATION

I, Jeff Landle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HARDT Group Invesor Services LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President of HARDT Group Advisors, LLC

Title

(100% owner of Hardt Group Investor Services, LLC)

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RACHEL N. SCHATTEN
NOTARY PUBLIC, State of New York
No. 02SC6098586
Qualified in New York County
Commission Expires Oct. 6, 2011

HARDT GROUP INVESTOR SERVICES, LLC

Report Pursuant to Rule 17a-5(d)

December 31, 2008

HARDT GROUP INVESTOR SERVICES, LLC

Contents

December 31, 2008

MATTHEWS & CO, LLP

Certified Public Accountants

270 Madison Avenue, 16th Floor
New York, New York 10016
Telephone (212) 293-5100
Fax (212) 293-5560

INDEPENDENT AUDITORS' REPORT

To the Members' of
HARDT GROUP INVESTOR SERVICES, LLC

We have audited the accompanying statement of financial condition of HARDT GROUP Investor Services, LLC (a limited liability company) as of December 31, 2008, and the related statements of income (loss), changes in members' capital, and cash flows for the year ending December 31, 2008 that you are filling pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HARDT GROUP Investor Services, LLC (a limited liability company) as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5(a) under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Matthews & Co LLP

January 29, 2009

HARDT GROUP INVESTOR SERVICES, LLC
Statement of Financial Condition

December 31, 2008

ASSETS

Cash	$	11,717
Other assets		1,032
Total assets	$	12,749

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	3,750
Members' equity		8,999
Total liabilities and members' equity	$	12,749

See accompanying notes and auditors' report.

HARDT GROUP INVESTOR SERVICES, LLC
Statement of Income (Loss)

For the Year Ending December 31, 2008

Revenue	$ -
Expenses:	
Professional fees	30,084
Registration expense	709
Dues and subscriptions	1,390
Insurance expense	422
Total expenses	32,605
Net loss	$ (32,605)

See accompanying notes and auditors' report.

HARDT GROUP INVESTOR SERVICES, LLC
Statement of Changes in Members' Equity

For the Year Ending December 31, 2008

Balance at January 1, 2008	$	26,604
Members' contributions		15,000
Net loss		(32,605)
Balance at December 31, 2008	$	8,999

See accompanying notes and auditors' report.

HARDT GROUP INVESTOR SERVICES, LLC
Statement of Cash Flows

For the Year Ending December 31, 2008

Cash flows from operating activities:	
Net loss	$ (32,605)
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) in operating assets:	
Prepaid expenses	(13)
Decrease in operating liabilities:	
Accounts payable and accrued expenses	(11,540)
Net cash used by operating activities	(44,158)
Cash flows from financing activities:	
Members' contributions	15,000
Net decrease in cash	(29,158)
Cash at beginning of year	40,875
Cash at end of year	$ 11,717

See accompanying notes and auditors' report.

HARDT GROUP INVESTOR SERVICES, LLC
Notes to Financial Statements

December 31, 2008

1 Organization and Nature of Business

HARDT GROUP Investor Services, LLC (the "Company"), was organized in the state of New York on January 23, 2007, with an office located in New York City. The Company is 100% owned by HARDT GROUP Advisors, Inc. The Company is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. and was organized as a single member limited liability company principally to engage in private placement activity (Reg D) with an average size of $10,000,000.

2 Summary of Significant Accounting Policies

Securities Transactions
The Company records income from proprietary securities transactions and the related revenue and expenses on a trade-date basis.

Securities owned are stated at quoted market values with the resulting unrealized gains and losses reflected in income.

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis in accordance with generally accepted accounting principles.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Credit Risk
The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Income Taxes
No provision for federal, state and local income taxes has been made since the Company is a disreguarded entity for tax purposes because it is a single member limited liability company.

(Continued)

HARDT GROUP INVESTOR SERVICES, LLC
Notes to Financial Statements

December 31, 2008

3 Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2008, the Company had net capital of $7,967, which exceeded its requirement of $5,000 by $2,967. The Company's aggregate indebtedness to net capital ratio was .47 to 1.

HARDT GROUP INVESTOR SERVICES, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2008

Members' capital	$	8,999
Deductions - non-allowable assets		1,032
Net capital before haircuts on security positions		7,967
Less haircuts on security positions		-
Net capital		7,967
Minimum net capital requirement		5,000
Excess net capital	$	2,967

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2008):

Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$	2,967
Audit adjustments to record additional expenses		-
Net capital per above	$	2,967

See auditors' report.

HARDT GROUP INVESTOR SERVICES, LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2008

An exemption from Rule 15c3-3 is claimed, based on section (k)(2)(ii).

Information for Possession or Control Requirements Under Rule 15c3-3

December 31, 2008

An exemption from Rule 15c3-3 is claimed, based on section (k)(2)(ii).

See auditors' report.